EXHIBIT 99.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-138449) of Danaos Corporation of our report dated March 27, 2007, except for Note 20 which is as of November 1, 2007, relating to the financial statements, which appears in this Form 6-K. We also consent to the references to us under the heading “Experts” in such Registration Statement and under the heading “Selected Financial Data” incorporated by reference in such Registration Statement.

/s/ PricewaterhouseCoopers S.A.

PricewaterhouseCoopers S.A.
Athens, Greece
November 1, 2007